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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                    FORM 10/A

                                 AMENDMENT NO. 2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                        WARWICK VALLEY TELEPHONE COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 NEW YORK                                14-1160510
 (STATE OF INCORPORATION OR ORGANIZATION)              (IRS EMPLOYER
                                                   IDENTIFICATION NUMBER)

     47 MAIN STREET, WARWICK, NEW YORK                     10990
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                (ZIP CODE)


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (845) 986-8080

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
          -----------------------------------------------------------
                                (TITLE OF CLASS)

This Amendment No. 2 amends the description of the Registrant's Common Shares in the Registration Statement previously filed on Form 10 on April 29, 1983, as previously amended on March 20, 1992, to (i) reflect certain changes in the common stock of the Registrant and (ii) describe the Common Shares in plain English.

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Item 11.      Description of Registrant's Securities To Be Registered.
              -------------------------------------------------------

         GENERAL

         The following is a summary description of the Common Shares of Warwick Valley Telephone Company. This description is not complete, and you can find more information about our Common Shares in our Restated Certificate of Incorporation, our By-laws and the laws of the State of New York.

         Our Restated Certificate of Incorporation authorizes us to issue 20,000,000 shares of stock, classified as follows:

         -    10,000,000 Common Shares, par value $0.01 per share;

         -    10,000,000 Preferred Shares, par value $0.01 per share; and

         - 5,000 Preferred Shares, par value $100.00 per share, known as the 5% Series Preferred Shares.

         DIVIDEND RIGHTS

         Subject to the prior rights of any holders of Preferred Shares, holders of Common Shares are entitled to receive cash and other dividends pro rata on a per share basis if and when our Board of Directors declares dividends.

         VOTING RIGHTS

         Our Common Shares have one vote per share. We may not amend certain provisions of our Restated Certificate of Incorporation relating to Common Shares without the affirmative vote of a majority of the outstanding Common Shares. Holders of our Common Shares do not have cumulative voting rights.

         RESTRICTIONS ON TRANSFERS

         We have not placed any restrictions on the transfer of our Common
Shares.

         CONVERSION RIGHTS

         Our Common Shares have no conversion rights.

         LIQUIDATION

         In the event of our liquidation, dissolution or winding up, the holders of our Common Shares, subject to the prior rights of any holders of Preferred Shares, will share equally in our net assets available for distribution to holders of Common Shares.

         OTHER RIGHTS

         Our Common Shares are not liable to further calls or assessment. Holders of our Common Shares do not have any preemptive rights to subscribe for or purchase any additional securities that we issue. Our Common Shares are not subject to redemption and do not have any sinking fund provisions.
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         EFFECTS ON OUR COMMON STOCK IF WE ISSUE PREFERRED STOCK

         Our Preferred Shares and our 5% Series Preferred Shares are not registered pursuant to Section 12 of the Securities Act of 1934, as amended. We are furnishing the information below concerning these Preferred Shares only to explain the extent to which the rights of holders of Preferred Shares may limit the rights of holders of our Common Shares.

         Our Board of Directors has the authority, without shareholder approval, to issue up to 10,000,000 shares of our Preferred Shares, par value $0.01 per share, in one or more series, and up to 5,000 shares of our 5% Series Preferred Shares. All of the 5% Series Preferred Shares have already been issued. Except for certain terms of the 5% Series Preferred Shares, as set forth in our Restated Certificate of Incorporation, our Board of Directors also has the authority to determine the terms of each series of Preferred Shares within the limits of our Restated Certificate of Incorporation and the laws of the State of New York. These terms include the number of shares in each series, terms of redemption, liquidation preferences, dividend rights, voting rights, sinking fund and conversion rights.

         Our Restated Certificate of Incorporation sets forth certain terms of our 5% Series Preferred Shares, including terms of redemption, liquidation preferences, dividend rights and voting rights. Holders of our 5% Series Preferred Shares are entitled to a cumulative aggregate annual dividend of $5.00, payable quarterly, before holders of Common Shares may receive any dividends. In the case of a liquidation or dissolution, the holders of our 5% Series Preferred Shares are entitled to receive the par value of their shares plus all accrued and unpaid dividends before any amount may be paid to holders of Common Shares. Holders of our 5% Series Preferred Shares have no voting power, unless they have not been paid dividends on six consecutive quarterly payment dates. Until a default on the payment of dividends has been cured, the holders of 5% Series Preferred Shares will then be entitled to one vote per share on all matters on which the holders of Common Shares are entitled to vote, and, voting separately as a class together with the holders of any other series of Preferred Shares, they will be entitled to elect a majority of the Board of Directors. We may redeem the 5% Series Preferred Shares, upon thirty days notice, on any dividend payment date for $100.00 plus the amount of all unpaid accrued dividends.

         If we issue any Preferred Shares other than the 5% Series Preferred Shares, it may negatively affect the holders of our Common Shares. These possible negative effects include diluting the voting power of our Common Shares and affecting the market price of our Common Shares. In addition, the issuance of Preferred Shares may delay or prevent a change in control of Warwick Valley Telephone Company.

         There are no shares of our Preferred Shares currently outstanding other than the 5,000 shares of our 5% Series Preferred Shares.
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             PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION
                                   AND BY-LAWS
                 THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL

         Certain provisions of our Restated Certificate of Incorporation and By-laws may discourage or delay unsolicited acquisitions or changes in control of Warwick Valley Telephone Company that you might consider to be in your best interest, including an attempt to obtain payment of a premium over the market price for your shares.

         PROVISIONS RELATING TO OUR BOARD OF DIRECTORS

                  Classified Board of Directors
                  -----------------------------

         We have divided the members of our Board of Directors into three classes. Each class may have no fewer than three members and serves staggered three-year terms. As a result, shareholders may elect only approximately one-third of our directors each year at the annual meeting of shareholders. Our Board of Directors believes that being classified will help to assure its continuity and stability, as well as the continuity and stability of our business strategies and policies as determined by the Board.

         These classified board provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control over us, even though an attempt may be beneficial to both shareholders and us. In addition, the classified board provisions may delay shareholders from removing a majority of the Board of Directors for two years if shareholders do not like their policies.

                  Number of Directors; Removal; Filling Vacancies
                  -----------------------------------------------

         Our Board of Directors may consist of three to twelve members, with the actual number established at the annual meeting of shareholders.

         A director elected by the Board of Directors holds office until the next election of the class for which he has been chosen and until his successor is elected and qualified. A director may be removed by shareholders, but only for cause and only by the affirmative vote of the holders of a majority of our outstanding voting stock entitled to vote for the election of directors.

               Directors' Duties in the Event of a Potential Change of Control
               ---------------------------------------------------------------

         In certain situations which may lead to a change of control of the Company, the New York Business Corporation Law and our Restated Certificate of Incorporation allow our directors to consider not only the price or other consideration being offered for our stock or assets, but also the financial and managerial resources and future prospect of the offer or, the possible effects on our business and on our ratepayers, other customers, employees, suppliers and creditors and the possible effects on the communities in which our facilities are located. In making such an evaluation, our directors are presumed to be acting in accordance with their duties, in good faith and in the best interests of the Company.
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         AMENDMENT OF OUR RESTATED CERTIFICATE OF INCORPORATION

          Our Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 70% of the voting power of the shares entitled to vote upon all questions upon which the holders of Common Shares are entitled to vote in order to amend certain provisions, including provisions relating to business combinations with interested shareholders and provisions relating to the voting requirements for mergers, combinations and sales of all or substantially all of our assets.

         AMENDMENT OF OUR BY-LAWS

          Amendment of our By-laws relating to the election of directors in three classes and the term for which the directors hold office requires the affirmative vote of the holders of at least 70% of the voting power of the shares entitled to vote for the election of directors.

         MEETINGS OF SHAREHOLDERS

                  No Cumulative Voting
                  --------------------

         Our Restated Certificate of Incorporation does not provide for cumulative voting.

                  Special Meetings of Shareholders
                  --------------------------------

         Our By-laws permit the President or our Board of Directors to call special meetings of our shareholders. Our By-laws require the President to call a special meeting of our shareholders upon the written request of shareholders who hold at least 25% of the outstanding shares entitled to vote on the proposal or proposals to come before the special meeting.

                  Advance Notice Requirements
                  ---------------------------

         Our By-laws provide that for a shareholder to nominate a director or submit any business before an annual meeting of shareholders, the shareholder must give written notice to our Secretary not less than 120 days before the first anniversary date of our proxy statement for the last annual meeting of shareholders. If the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice must be received no later than the close of business on the 10th day after notice of the date of the annual meeting was mailed or publicly disclosed. We also have certain requirements for the form and substance of a shareholder's notice, which can be found in our By-laws. These provisions may preclude some shareholders from making nominations for directors or from bringing other matters before the shareholders at a meeting.

                  Action by Written Consent of Our Shareholders
                  ---------------------------------------------

         Under New York law, our shareholders may take action by written consent in lieu of a meeting if the written consent is signed by every shareholder.

         SUPERMAJORITY VOTE FOR CERTAIN TRANSACTIONS

         Our Restated Certificate of Incorporation provides that the affirmative vote of holders of 70% of the combined voting power of our issued and outstanding Common Shares and any other issued and outstanding shares entitled to vote is required to approve any merger or consolidation,

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other than a merger into the Company of one or more subsidiaries where we own at least 90% of the subsidiary's stock, or to approve the sale of all or substantially all of the assets of the Company.

         LIMITATION ON LIABILITY

         Our Restated Certificate of Incorporation provides that the liability of our Board of Directors is limited to the extent permitted by New York law. Because of these limitations on liability, our shareholders should not be successful in suing one of our directors for money unless the shareholder can show the director committed an offense for which New York law provides no protection. The limitation on liability does not affect our directors' liability in the following situations:

          -    if a final judgment establishes that they acted in bad faith;

          - if their actions involved intentional misconduct or a knowing violation of law;

          - if they gained a profit or advantage to which they were not entitled;

          -    if they declared an improper dividend;

          -    if they caused the Company to illegally repurchase its shares;

          - if they improperly made payments when carrying out the dissolution of the Company; or

          -    if they made illegal loans to themselves;

         The limitation of our directors' liability may discourage or deter shareholders or management from suing directors for a breach of their fiduciary duties, even though an action, if successful, might otherwise have benefited us or our shareholders.

         INDEMNIFICATION

         Our By-laws provide for the indemnification of our directors and officers to the fullest extent permitted by the New York Business Corporation Law. Generally, this requires us to indemnify our directors and officers for all attorney's fees, judgments, fines, settlements and other expenses incurred in connection with pending or threatened legal proceedings because of our director's or officer's position with us or another entity that the director or officer serves at our request, subject to certain conditions.

     RESTATED CERTIFICATE OF INCORPORATION PROVISIONS RELATING TO BUSINESS
                   COMBINATIONS WITH INTERESTED SHAREHOLDERS

         Our Restated Certificate of Incorporation contains certain provisions restricting business combinations with interested shareholders, which are summarized below. Generally, an interested shareholder is a shareholder or an affiliate of the Company who owns, directly or indirectly, more than 10% of the combined voting power of our voting stock.

         Under the Restated Certificate of Incorporation, the following business combinations generally must be approved by the affirmative vote of holders of 70% of the combined voting power of our issued and outstanding Common Shares and any other issued and outstanding

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shares entitled to vote, and by the affirmative vote of two-thirds of the combined voting power of the outstanding shares held by shareholders other than the interested shareholder:

          - a merger or consolidation with an interested shareholder or an affiliate of an interested shareholder;

          - a sale, lease or similar disposition, to an interested shareholder or an affiliate of an interested shareholder, of assets of the Company having a fair market value of $1,000,000 or more;

          - issuing or transferring securities of the Company or a subsidiary of the Company to an interested shareholder or an affiliate of an interested shareholder;

          - adopting any plan to liquidate or dissolve the Company proposed by or on behalf of an interested shareholder or an affiliate of an interested shareholder; or

          - any transaction involving the Company or a subsidiary of the Company which has the direct or indirect effect of increasing the proportionate share of the equity securities owned by an interested shareholder or an affiliate of an interested shareholder;

         These voting thresholds may not be required if a majority of disinterested directors approve the business combination or if the Board determines that the business combination is fair to the shareholders and the Company, based on certain specific requirements in the Restated Certificate of Incorporation.

         The Restated Certificate of Incorporation gives a majority of disinterested directors the power to evaluate a business combination covered by these provisions, including determining whether a person is an interested shareholder or an affiliate of an interested shareholder and whether the fairness requirements have been met.
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                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             WARWICK VALLEY TELEPHONE COMPANY


Date: June 24, 2004                          By:  /s/Herbert Gareiss, Jr.
                                                  -----------------------
                                                   Name: Herbert Gareiss, Jr.
                                                   Title:  Vice President